Exhibit 3.2
[Translation]
Mitsui Sumitomo Insurance Group Holdings, Inc.
Share Handling Regulations
Chapter I General Provisions
(Purpose)
Article 1
The procedures for the handling of shares of the Company as well as the fees therefor and other matters shall be governed by these Regulations, pursuant to the provisions of the Articles of Incorporation; provided, however, that the treatment of beneficial shareholders shall be governed by the rules adopted by the Japan Securities Depository Center, Incorporated (“JASDEC”), as well as by these Regulations.
(Administrator of Shareholders Registry)
Article 2
The administrator of the shareholders registry of the Company and its place of business and forwarding offices shall be as follows:
     Administrator of Shareholders Registry:
     The Sumitomo Trust & Banking Co., Ltd.
     4-5-33, Kitahama, Chuo-ku, Osaka-shi
     Place of Business:
     Stock Transfer Agency Department
     The Sumitomo Trust & Banking Co., Ltd.
     1-4-4, Marunouchi, Chiyoda-ku, Tokyo
     Forwarding Offices:
     All branch offices of The Sumitomo Trust & Banking Co., Ltd. in Japan
(Denominations of Share Certificates)
Article 3
1.	Share certificates to be issued by the Company shall be in five denominations of 100 shares, 1,000 shares, 10,000 shares, 100,000 shares and any specified number of shares less than 100 shares; provided, however, that share certificates representing a number of shares other than any of those denominations may be issued if necessary.
2.	A shareholder may not request the issuance of share certificates in a denomination of a number of shares less than one unit provided for in the preceding paragraph other than in the cases provided for in Articles 13, 21 and 22.
(Request, Notification, etc.)
Article 4
1.	The procedures for a request, notification, etc. concerning any matter entrusted by the Company to the administrator of the shareholders registry shall be taken to the administrator of shareholders registry.
2.	A request, notification, notice or application under these Regulations shall be filed in the form prescribed by the Company, with the seal impression registered under Article 14 being affixed thereto.
3.	If any request, notification, notice or application under the preceding paragraph is filed by proxy, a document evidencing the authority of proxy shall be submitted. If the consent of a curator or an assistant is required for any application, notification, notice, or filing set out in the preceding paragraph, a document evidencing such consent shall be submitted.
Chapter II Entry or Record in Shareholders Registry
(Registration of Transfer of Shares)
Article 5
1.	When filing a request for entry or record in the shareholders registry (the “registration of a transfer of shares”), a request in the prescribed form shall be submitted together with the share certificates indicating the name of the person so requesting.
2.	When filing a request for registration of a transfer of shares acquired for reasons other than assignment, a document evidencing the acquisition shall be submitted in addition to following the procedures under the preceding paragraph; provided, however, that submission of share certificates is not required if share certificates have not been issued.
(Registration of Transfer of Shares when Specially Provided for in Laws and Ordinances)
Article 6
If any specific procedures are required by laws and regulations for the transfer of shares, a request shall be submitted together with the share certificate indicating the name of the person so requesting and a document evidencing the completion of such procedures.
(Entry in the Beneficial Shareholders Registry)
Article 7
Entries and records in the beneficial shareholders registry shall be made in accordance with notice of the beneficial shareholder given by JASDEC and the beneficial shareholder registration cards.
(Beneficial Shareholders Registration Cards)
Article 8
Beneficial shareholders shall, when submitting their beneficial shareholders registration cards, do so through a JASDEC participant.
(Name Identification and Consolidation)
Article 9
If a shareholder entered or recorded in the shareholders registry and a beneficial shareholder entered or recorded in the beneficial shareholders registry is identified as the same person by the person’s address and name, then the number of shares entered or recorded in the shareholders registry and the beneficial shareholders registry shall be aggregated with respect to such person’s exercise of shareholder rights.
Chapter III Registration of Pledges and Denotation of Trust Assets

(Registration of Pledges and Cancellation Thereof)
Article 10
When filing a request to register a pledge on shares or to alter or cancel such registration, a request in the prescribed form signed both by the pledgor and the pledgee shall be submitted together with the share certificates indicating the names of the pledgees.
(Denotation of Trust Assets and Cancellation Thereof)
Article 11
When filing a request to have shares held on trust denoted as trust assets or to cancel such denotation, the trustor or the trustee shall submit a request in the prescribed form together with the share certificates.
Chapter IV Non-Possession of Share Certificates
(Notice of Non-Possession of Share Certificates)
Article 12
When filing notice of intention not to possess share certificates, a notice in the prescribed form shall be submitted together with the share certificates; provided, however, that submission of share certificates is not required if share certificates have not been issued.
(Request for Delivery of Non-possessed Share Certificates)
Article 13
If a shareholder who has filed notice of intention not to possess share certificates requests the issuance of share certificates, a request in the prescribed form shall be submitted.
Chapter V Notifications
(Notification of Addresses, Names and Seal Impressions)
Article 14
1.	Shareholders, beneficial shareholders and registered pledgees of shares, or their statutory representatives, shall notify the Company of their addresses, names and seal impressions in the prescribed form; provided, however, that foreigners may substitute a specimen of their signatures for the seal impressions.
2.	The same shall apply if any change has been made to matters notified under the preceding paragraph.
(Notification of Address to Receive Notices for Shareholders Residing Abroad)
Article 15
1.	Shareholders, beneficial shareholders, and registered pledgees of shares, or their statutory representatives residing in a foreign country, shall, in addition to following the procedures under the preceding Article, either appoint a standing proxy in Japan or determine an address in Japan where notices are to be received, and file a notification thereof.
2.	The provisions of the preceding Article shall apply mutatis mutandis to standing proxies.

(Representatives of Legal Entity)
Article 16
1.	If a shareholder, a beneficial shareholder, or a registered pledgee of shares, or his or her statutory representative, is a legal entity, a notification of one representative thereof shall be filed.
2.	If any change has been made to the representative, notification in the prescribed form shall be submitted to together with a certificate of registration.
(Representative of Joint Shareholders)
Article 17
1.	Shareholders or beneficial shareholders who jointly hold shares shall appoint one representative and file a notification thereof in the prescribed form signed by all such co-owners.

2.	The same shall apply if any change has been made to such representative.
(Change to Entries in Shareholders Registry or Beneficial Shareholders Registry or on Share Certificates)
Article 18
In order to change the entries in the shareholders registry or beneficial shareholders registry or on share certificates due to any of the following events, a notification in the prescribed form shall be submitted together with the share certificates and documents evidencing the event; provided, however, that if the share certificates have not been issued or in case of changes of entries in the beneficial shareholders registry, the submission of share certificates is not required.
(i)	Change in family name or given name;

(ii)	Appointment of, change to or discharge of statutory representatives such as a person in parental authority and a guardian;

(iii)	Change in trade name or name of legal entity; or

(iv)	Change in the organization of legal entity.
(Special Rules to Notifications concerning Beneficial Shareholders)
Article 19
Beneficial shareholders shall, when filing a notification provided for in this Chapter, do so through a JASDEC participant, except in case of a change made solely to the registered seal impression.
Chapter VI Reissuance of Share Certificates
(Reissuance due to Split or Consolidation of Share Certificates)
Article 20
1.	When filing a request for the issuance of new share certificates due to a split or consolidation of share certificates, a request in the prescribed form shall be submitted together with the share certificates.
2.	A shareholder may not file a request for the issuance of share certificates for shares less than one unit resulting from a split or consolidation of share certificates.
(Reissuance due to Mutilation or Defacement)

Article 21
When filing a request for the issuance of new share certificates due to mutilation or defacement of share certificates, a request in the prescribed form shall be submitted together with the share certificates; provided, however, that if it is difficult to ascertain the genuineness of the share certificates concerned, the provisions of Chapter VII shall apply.
(Reissuance due to Filled-up Column on Share Certificates)
Article 22
If all columns for entry of the names of holders on a share certificate are full, such share certificate shall be collected and a new share certificate shall be issued.
(Automatic Consolidation of Share Certificates Representing Shares Less Than One Unit)
Article 23
If share certificates representing shares less than one unit that are submitted upon the registration of a transfer of shares constitute one or more full units when combined, the share certificates shall be consolidated into share certificates representing shares constituting such units, unless the person so requesting manifests an intention otherwise.
Chapter VII Registration of Lost Share Certificates and Related Matters
(Request for Registration of Lost Share Certificates)
Article 24
When filing a request to register lost share certificates, the person so requesting shall submit a request in the prescribed form together with documents evidencing the acquisition of such share certificates, documents evidencing the loss of such share certificates, and personal identification; provided, however, that if the person so requesting is a shareholder registered on the shareholders registry, only submission of documents evidencing the loss of such certificates is required in addition to such request.
(Application for Cancellation by Registrant of Lost Share Certificates)
Article 25
If a person who has registered lost share certificates files an application for the cancellation of the registration in the preceding Article, an application in the prescribed form shall be submitted.
(Application for Cancellation of Lost Share Certificates by Holder of Share Certificates)
Article 26
A person in possession of a share certificate that is the subject of the registration of a lost share certificate shall, when filing a application to cancel such registration, submit an application in the prescribed form together with the share certificate concerned and personal identification; provided, however, that if the application is filed by a shareholder or a registered pledgee of shares, submission of personal identification is not required.
(Application of Notification Provisions)
Article 27
If a person who has registered lost share certificates is not a shareholder or a registered pledgee of shares and such person requests a change to any entry or record in the registry of lost share certificates, the provisions of Articles 14 through 18 shall apply mutatis mutandis.
Chapter VIII Purchase of Shares Less Than One Unit
(Method of Purchase Request)
Article 28
1.	When filing a request to purchase shares less than one unit, a request in the prescribed form shall be submitted to the place of business or a forwarding office of the administrator of the shareholders registry provided for in Article 2, together with the share certificates; provided, however, that submission of share certificates is not required if share certificates have not been issued.
2.	Beneficial shareholders shall, when filing a purchase request provided for in the preceding paragraph, do so through a JASDEC participant and JASDEC.
(Determination of Purchase Price)
Article 29
1.	The per-share purchase price of shares less than one unit shall be the closing price of the shares of the Company on the Tokyo Stock Exchange on the day the request documents provided for in the preceding Article reach the place of business or a forwarding office of the administrator of shareholders registry provided for in Article 2; provided, however, that if there is no trading of the shares of the Company on such day, or if such day falls on a holiday of the Tokyo Stock Exchange, the purchase price shall be the execution price of the first trading of the shares of the Company thereafter.
2.	The purchase price shall be the amount obtained by multiplying the per-share purchase price as determined under the preceding paragraph by the number of shares that are the subject of such purchase request.
(Payment of Purchase Proceeds)
Article 30
1.	The Company shall pay to the person so requesting the balance of the purchase price provided for in the preceding Article over the fees provided for in Article 41 at the place of business of the administrator of the shareholders registry on the day determined by the Company that is within 6 business days from the day immediately following the day the purchase price is determined, except as otherwise determined by the Company.
2.	A person filing a request to purchase shares under the preceding paragraph may request the payment of the purchase proceeds by bank transfer to a bank account designated by the person or in cash at Japan Post Bank Co., Ltd.
(Transfer of Shares Purchased)
Article 31
The shares less than one unit that are the subject of a purchase request shall be transferred to the Company on the day the payment of the purchase proceeds or the payment procedures under the preceding Article are completed.
Chapter IV Sale of Shares Less Than One Unit
(Method of Sale Request)
Article 32
1.	A shareholder or beneficial shareholder who holds shares less than one unit shall, when filing a request to sell such number of shares that will constitute one unit when combined with shares less than one unit held by such shareholder (“Sale Request”), submit a request in the prescribed form together with the share certificates and the approximate sale price provided for in the following Article to the place of business or a forwarding office of the administrator of shareholders registry provided for in Article 2; provided, however, that submission of share certificates is not required if such share certificates have not been issued.
2.	Beneficial shareholders shall, when filing a Sale Request under the preceding paragraph, do so through a JASDEC participant and JASDEC.
(Approximate Sale Price)
Article 33
1.	The approximate sale price shall be the product of (i) the closing price of shares of the Company on the Tokyo Stock Exchange on the business day immediately prior to the day on which the documents for the Sale Request provided for in the preceding Article reach the place of business or a forwarding office of the administrator of shareholders registry provided for in Article 2 (if there is no trading of shares of the Company on such day, the closing price on the most recent preceding day on which shares of the Company are traded) and (ii) the number of shares subject to the Sale Request, multiplied by 1.3. Any amount less than one thousand (1,000) yen resulting from such calculation shall be rounded up to the nearest one thousand (1,000) yen; provided, however, that the processing of Sale Requests filed by beneficial shareholders shall be governed by the rules adopted by JASDEC.
2.	The Company shall not process Sale Requests filed under the preceding paragraph if the approximate sale price tendered is less than the amount provided for in the preceding paragraph.
(Sale Requests Exceeding Balance of Treasury Stock)
Article 34
If the total number of shares that are the subject of Sale Requests filed on one same day exceeds the number of treasury stock then held by the Company, all Sale Requests filed on such day shall be null and void.
(Effective Date of Sale Request)
Article 35
A Sale Request shall be effective on the day the documents for such Sale Request provided for in Article 32 and the approximate sale price provided for in Article 33 reach the place of business or a forwarding office of the administrator of shareholders registry provided for in

Article 2.
(Suspension Period of Processing Sale Requests)
Article 36
1.	The Company shall suspend the processing of any Sale Request each year (i) from the twelfth (12th) business day prior to March 31 to March 31 and (ii) from the twelfth (12th) business day prior to September 30 to September 30.
2.	Notwithstanding the preceding paragraph, the Company may set other periods during which Sale Requests shall not be processed as the Company deems necessary.
(Determination of Sale Price)
Article 37
1.	The per-share sale price of shares less than one unit shall be the closing price of the shares of the Company on the Tokyo Stock Exchange on the effective date of the Sale Request; provided, however, that if there is no trading of the shares of the Company on such day, or if such day falls on a holiday of the Tokyo Stock Exchange, the per-share sale price shall be the execution price of the first trading of the shares of the Company thereafter.
2.	The sale price shall be the amount obtained by multiplying the per-share sale price as determined under the preceding paragraph by the number of shares that are the subject of such Sale Request.
3.	If the approximate sale price tendered under Article 33 is less than the sum of the sale price provided for in the preceding paragraph and the handling fees provided for in Article 41 (the “Actual Sale Price”), the Company shall charge the person filing such Sale Request for the deficit. If such deficit is not paid within five (5) business days from the day immediately following the day of the request for the deficit, such Sale Request shall be cancelled.
(Receipt of the Actual Sale Price)
Article 38
1.	The Company shall receive the Actual Sale Price from the approximate sale price on either the day the sale price is determined or on the day determined by the Company that is within 6 business days from the day immediately following the business day the deficit provided for in paragraph 3 of the preceding Article is paid; provided, however, that if the sale price is cum rights such as rights to dividends and stock splits, the Actual Sale Price shall be received by the record date.
2.	The remainder of the approximate sale price after deducting the Actual Sale Price provided for in the preceding paragraph shall be returned either by bank transfer to a bank account designated by the shareholder filing such Sale Request or in cash at Japan Post Bank Co., Ltd.
(Transfer of Shares Obtained through a Sale Request)
Article 39
Treasury shares that are the subject of a Sale Request shall be transferred to the shareholder or the beneficial shareholder filing such Sale Request on the day the receipt of the Actual Sale Price under the preceding Article is completed.
(Delivery of Share Certificates)
Article 40

The Company shall promptly issue a share certificate for shares constituting one unit as a result of a Sale Request, and deliver such share certificate to the shareholder filing such Sale Request, except for in the case of a Sales Request filed by a beneficial shareholder.
Chapter X Handling Fees
(Handling Fees)
Article 41
Fees for the handling of shares of the Company shall be as follows:
(i)	In case of a request for registration of lost share certificates under Article 24
Such amount as to be separately determined as the fee for request for registration of lost share certificates.
(ii)	In case of purchase of the shares less than one unit under Article 28 or sale of the shares less than one unit under Article 32
Such amount as to be separately determined as the amount equivalent to the commission for sale and purchase of shares.
(iii)	For other cases
No charge.
Chapter XI Miscellaneous
(Method of Exercise of Shareholders’ Rights such as Rights of Proposal)
Article 42
1.	A shareholder shall, when exercising his or her shareholder rights against the directors, such as the rights to request the convocation of a shareholder meeting, request that certain matters be made the purposes of a shareholder meeting, and request the notification to shareholders of the outline of agenda items that such shareholder intends to propose and concerning those matters which are the purposes of a shareholder meeting, shall do so in writing, except as otherwise provided for in these Regulations.
2.	The Company shall, when setting out the reasons for the proposal of agenda items or, in the case of an agenda item concerning the election of directors or corporate auditors, the matters concerning the candidates in a reference document for a shareholder meeting in connection with a request filed under the preceding paragraph, set out a summary thereof if the number of characters would otherwise exceed 400.
(Scheduled to be adopted on April 1, 2008)

Schedule
(1)	“Such amount as to be separately determined” provided for in Item (i) of Article 41 of the Share Handling Regulations shall be as follows:
The Amount (fees for request for registration of lost share certificates) provided for in Item (i) of Article 41 of the Share Handling Regulations shall be the sum of the following amounts:
10,250 yen per request for registration of lost share certificates:
360 yen per share certificate that is the subject of such request:
(2)	“Such amount as to be separately determined” provided for in Item (ii) of Article 41 of the Share Handling Regulations shall be as follows:
The amount (fees for request for purchase of shares less than one unit and sale of shares less than one unit) provided for in Item (ii) of Article 41 of the Share Handling Regulations shall be obtained by first calculating the amount per unit applying the following formula and then multiplying such amount per unit by such ratio as corresponds to the number of shares less than one unit purchased or sold to the number of shares per unit.
(Formula) The price per unit shall be obtained by multiplying the per-share purchase price provided for in Article 29 or the per-share sale price provided for in Article 37 by the number of shares constituting one unit:
As to such portion of price per unit as is equal to or less than 1 million yen:
1.150%
As to such portion of price per unit as is more than 1 million yen and is equal to or less than 5 million yen:
0.900%
As to such portion of price per unit as is more than 5 million yen and is equal to or less than 10 million yen:
0.700%
As to such portion of price per unit as is more than 10 million yen and is equal to or less than 30 million yen:
0.575%
As to such portion of price per unit as is more than 30 million yen and is equal to or less than 50 million yen:

0.375%
(Any fraction of one yen that may result shall be rounded down to the nearest whole yen.)
However, the fee per unit shall be 2,500 yen where the amount hereunder calculated is less than 2,500 yen.
(Scheduled to be adopted on April 1, 2008)